Filed with the Securities and Exchange Commission on May 30, 1997


                                1933 Act File Nos. 33-67118, 33-59143, 33-64321,
                                                   333-22163, 333-23031
                                1940 Act File No. 811-07946


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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
          (Pursuant to Section 13(e)(1) of the Securities Exchange Act
                                    of 1934)

                        AMENDMENT NO. 1 - FINAL AMENDMENT
                                       to

                      EV CLASSIC SENIOR FLOATING-RATE FUND
                                (Name of Issuer)


                      EV CLASSIC SENIOR FLOATING-RATE FUND
                      (Name of Person(s) Filing Statement)


                Shares of Beneficial Interest, Without Par Value
                         (Title of Class of Securities)


                                   269261 10 3
                      (CUSIP Number of Class of Securities)


                                 Alan R. Dynner
                             Eaton Vance Management
                                24 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 482-8260
            (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications on Behalf of
                           Person(s) Filing Statement)


                                 April 21, 1997
              (Date Tender Offer First Published, Sent or Given to
                                Security Holders)

                                  INTRODUCTION



         This Amendment No. 1 is the Final Amendment to the Issuer Tender Offer Statement on Schedule 13E-4 filed electronically on April 21, 1997 (Accession
No.: 0000940394-97-000123) by EV Classic Senior Floating-Rate Fund (the "Trust") with the Securities and Exchange Commission with respect to the Trust's offer to purchase (the "Offer to Purchase") 25,000,000 shares of beneficial interest, without par value (the "Shares").


                           AMENDMENT TO SCHEDULE 13E-4



         Item 1 of the Schedule 13E-4 is hereby revised to read as follows:

         Item 1  Security and Issuer

                  The Offer terminated on May 16, at 12:00 a.m., Eastern time. 9,402,519 Shares were tendered in response to the Offer. All such Shares were accepted for purchase by the Trust at a price of $9.97 per share. Eaton Vance Distributors, Inc., the Trust's principal underwriter, tendered no shares pursuant to the Offer. No Shares tendered after the Expiration Date have or will be accepted for purchase by the Trust.

                                    SIGNATURE



         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 30, 1997
----------------
(Date)



/s/ James B. Hawkes
------------------------------------
James B. Hawkes, President of
EV Classic Senior Floating-Rate Fund